Exhibit (m)

JPMORGAN INSURANCE TRUST

DISTRIBUTION PLAN

Section 1. This Distribution Plan (“Plan”) has been adopted by JPMorgan Insurance Trust (the “Trust”), with respect to one or more series of the Trust as listed in Schedule A to this Plan (each a “Portfolio”), pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”), and relates to the classes of shares of beneficial interest (“Shares”) specified in Schedule A (each a “Class”). The Portfolios are currently utilized as funding vehicles for variable annuity contracts and variable life insurance policies (collectively, “variable insurance contracts”).

Section 2. Each Portfolio may incur with respect to a Class, expenses at the annual rate listed under the column “Distribution Fee” on Schedule A, subject to the limitations imposed, from time to time, by applicable rules of the National Association of Securities Dealers, Inc. (“NASD”) on each Portfolio and its distributor (“Distributor”).

Section 3. Amounts set forth under the column “Distribution Fee” on Schedule A may be used to finance any activity that is primarily intended to result in the sale of the Shares, including, but not limited to, (i) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and television, radio, magazine, newspaper, electronic and media advertising; (ii) the preparation, printing and distribution of prospectuses, statements of additional information and reports and any supplements thereto (other than prospectuses, statements of additional information and reports and any supplements thereto used for regulatory purposes or distributed to existing shareholders of each Portfolio); (iii) the preparation, printing and distribution of sales and promotional materials and sales literature (including variable insurance contract marketing materials) which is provided to various entities and individuals, including insurance companies, brokers, dealers, financial institutions, financial intermediaries, shareholders, and prospective investors in the variable insurance contracts which utilize each Portfolio as a funding vehicle (“variable insurance contract owners”); (iv) expenditures for sales or distribution support services, including meetings with and assistance to insurance companies, brokers, dealers, financial institutions, and financial intermediaries and in-house telemarketing support services and expenses; (v) preparation of information, analyses, surveys, and opinions with respect to marketing and promotional activities, including those based on meetings with and feedback from the Distributor’s sales force and others including potential variable insurance contract owners, and insurance companies and other financial intermediaries; (vi) commissions, incentive compensation, finders fees, or other compensation paid to, and expenses of employees of the Distributor, insurance companies (or their eligible affiliates), brokers, dealers, and other financial institutions and financial intermediaries that are attributable to any distribution and/or sales support activities, including interest expenses and other costs associated with financing of such commissions, incentive compensation, other compensation, fees, and expenses; (vii) travel, promotional materials, equipment, printing, delivery and mailing costs, overhead and other office expenses of the Distributor and its sales force attributable to any distribution and/or sales support activities, including meetings with insurance companies, brokers, dealers, financial institutions and financial intermediaries in order to provide them with information regarding the Portfolios and their investment process and management; (viii) the costs of administering this Plan; (ix) expenses of organizing and conducting sales seminars; and (x) any other costs and expenses relating to any distribution and/or sales support activities. To the extent that amounts paid hereunder are not used specifically to reimburse the Distributor for any such cost or expense, such amounts may be treated as compensation for the Distributor’s distribution-related services. All amounts expended pursuant to the Plan shall be paid to the Distributor or, with respect to such portion of the Distribution Fee as the Distributor may from time to time instruct, to the person or persons to whom the Distributor may from time to time instruct the Trust to make payments, and are the legal obligation of the applicable Portfolio and not of the Distributor.

Section 4. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Board of Trustees of the Trust with respect to each Portfolio and (b) those trustees of the Trust who are not “interested persons” of each Portfolio (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (“Non-Interested Trustees”), cast in person at a meeting called, among other things, for the purpose of voting on this Plan or such agreements.

Section 5. Unless sooner terminated pursuant to Section 7 of this Plan, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided in Section 4 of this Plan.

Section 6. The Distributor shall provide to the Board of Trustees and the Board of Trustees shall review, at least quarterly, a written report of the amounts expended in accordance with the Plan and the purposes for which such expenditures were made.

Section 7. This Plan may be terminated at any time with respect to any Class by vote of a majority of the Non-Interested Trustees, or by the “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Class.

Section 8. Any agreement related to this Plan shall be made in writing and shall provide:

(a) that, with respect to any Portfolio or Class, such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Non-Interested Trustees or by the “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Portfolio or Class, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b) that such agreement shall terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

Section 9. This Plan may not be amended with respect to any Class of any Portfolio to increase materially the amount of distribution expenses provided for in the column “Distribution Fee” on Schedule A hereto unless such amendment is approved by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Class, and no material amendment to the Plan shall be made unless approved in the manner provided for in Section 4 of this Plan.

Adopted: May 18, 2006

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Schedule A

Distribution Plan for JPMorgan Investment Trust

Portfolio	Share Class	Distribution Fee (annual rate expressed as a percentage of the average daily net assets of each Class of Shares)
JPMorgan Insurance Trust Core Bond Portfolio	2	0.25%
JPMorgan Insurance Trust Diversified Equity Portfolio	2	0.25%
JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio	2	0.25%
JPMorgan Insurance Trust International Equity Portfolio	2	0.25%
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio	2	0.25%
JPMorgan Insurance Trust Large Cap Growth Portfolio	2	0.25%
JPMorgan Insurance Trust Large Cap Value Portfolio	2	0.25%
JPMorgan Insurance Trust Small Cap Equity Portfolio	2	0.25%

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